Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company

ANNOUNCEMENT TO THE MARKET

Itaú Unibanco Holding´s 2017 Form 20-F filed at the SEC and CVM

Itaú Unibanco Holding S.A. (B3: ITUB3, ITUB4; NYSE: ITUB) filed its annual report on Form 20-F for the fiscal year ended in December 31, 2017 with the U.S. Securities and Exchange Commission ("SEC").

The 2017 Form 20-F is available on SEC’s website at (www.sec.gov), in English, and on Comissão de Valores Mobiliários’ (CVM - Brazilian Securities and Exchange Commission) website at (www.cvm.gov.br), in Portuguese, as well as on the Company’s Investor Relations website at (www.itau.com.br/investor-relations) in both languages.

In addition, shareholders may receive a hard copy of the Company’s audited Financial Statements of the last fiscal year, free of charges, by requesting a copy to Investor Relations team by e-mail investor.relations@itau-unibanco.com.br, indicating your contacts and complete address.

São Paulo (SP), April 20, 2018.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Investor Relations Officer